UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MSC Industrial Direct Co., Inc.

(Exact name of registrant as specified in its charter)

New York	1-14130	11-3289165
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

75 Maxess Road, Melville, New York	11747
(Address of principal executive offices)	(Zip Code)

Steve Armstrong
Senior Vice President,
General Counsel and Corporate Secretary
(516) 812-1420

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

The Conflict Minerals Report of the registrant is filed as Exhibit 1.02 to this report on Form SD. The Conflict Minerals Report is available on our website at http://investor.mscdirect.com/index.php?s=127.

Item 1.02	Exhibit

See Item 1.01.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.02 – Conflict Minerals Report of MSC Industrial Direct Co., Inc., dated June 2, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MSC INDUSTRIAL DIRECT CO., INC.

By:	/s/ Steve Armstrong	June 2, 2014
Name:	Steve Armstrong	Date
Title:	Senior Vice President, General Counsel and Corporate
Secretary

EXHIBIT INDEX

Exhibit No.	Description
1.02	Conflict Minerals Report of MSC Industrial Direct Co., Inc., dated June 2, 2014.